OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934
(Amendment No. 1 )*

Salon Media Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
79549F108
(CUSIP Number)
Kenneth Bochat
Director of Compliance
W.R. Hambrecht + Co., LLC
539 Bryant Street, Suite 100
San Francisco, CA 94107
(415) 551-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	79549F108

1	NAMES OF REPORTING PERSONS: W.R. Hambrecht + Co., LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 94-3289837

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,842,968

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,842,968

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,842,968

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.38%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BD
(1) W.R. Hambrecht + Co., LLC (the “LLC”) owns 550,000 shares of Common Stock, 50 shares of Series A Preferred Stock (which is convertible into 2,012,968 shares of Common Stock), and 64 shares of Series C Preferred Stock (which is convertible into 1,280,000 shares of Common Stock).

2

SCHEDULE 13D

CUSIP No.	79549F108

1	NAMES OF REPORTING PERSONS: W.R. Hambrecht + Co., Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 94-3330806

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,352,968

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,352,968

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,352,968

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.81%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC
(2) W.R. Hambrecht + Co., Inc. (“WRH”), the sole member and holder of 100% of the equity interests in the LLC, directly owns 710,000 shares of Common Stock, 125 shares of Series C Preferred Stock (which is convertible into 2,500,000 shares of Common Stock) with 300,000 warrants to purchase Common Stock.

3

SCHEDULE 13D

CUSIP No.	79549F108

1	NAMES OF REPORTING PERSONS: William R. Hambrecht

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		180,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		49,268,452

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		180,500

WITH	10	SHARED DISPOSITIVE POWER:

		49,268,452

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	49,448,952(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	61.10%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(3) Mr. Hambrecht owns 180,500 shares of Common Stock. As of September 22, 2006, Mr. Hambrecht held 22.99% ownership interest in WRH. WRH is the sole member of, and holds 100% of the equity interests in, the LLC. WRH directly owns 125 shares of Series C Preferred Stock (convertible into 2,500,000 shares of Common Stock) plus warrants exercisable for 300,000 shares of Common Stock and 710,000 shares of Common Stock. The LLC owns 50 shares of Series A Preferred Stock (convertible into 2,012,986 shares of Common Stock) and 64 shares of Series C Preferred Stock (convertible into 1,280,000 shares of Common Stock). As a 22.99% owner of WRH, Mr. Hambrecht may be deemed to beneficially own the shares and warrants owned by WRH and the LLC; however, Mr. Hambrecht disclaims beneficial ownership of same, other than with respect to his pro rata pecuniary interest therein.
Additionally, Mr. Hambrecht may be deemed to beneficially own: (i) 415,653 shares of Common Stock, 127 shares of Series C Preferred Stock (which is convertible into 2,540,000 shares of Common Stock), 42 shares of Series D-1 Preferred Stock (which is convertible into 542,386 shares of Common Stock), and 21 shares of Series D-2 Preferred Stock (which is convertible into 229,987 shares of Common Stock), held by HAMCO Capital Corporation (“HAMCO”); (ii) 2,083,629 shares of Common Stock, 189 shares of Series C Preferred Stock (which is convertible into 3,780,000 shares of Common Stock), 146 shares of Series D-1 Preferred Stock (which is convertible into 1,885,439 shares of Common Stock), 188 shares of Series D-2 Preferred Stock (which is convertible into 2,058,939 shares of Common Stock), 125 shares of Series D-3 Preferred Stock (which is convertible into 1,219,956 shares of Common Stock), 167 shares of Series D-4 Preferred (which is convertible into 2,346,604 shares of Common Stock) and 53,990 warrants to purchase Common Stock, held by The Hambrecht 1980 Revocable Trust (the “The 1980 Trust”); (iii) 1,599,402 shares of Common Stock and 843 shares of Series C Preferred Stock (which is convertible into 16,860,000 shares of Common Stock) held by Ironstone Group, Inc.; and (iv) 640,107 shares of Common Stock, 75 shares of Series A Preferred Stock (which is convertible into 3,019,452 shares of Common Stock) and 108 shares of Series C Preferred Stock (which is convertible into 2,160,000 shares of Common Stock), held by the Sarah and William Hambrecht Foundation (the “Foundation”). Mr. Hambrecht disclaims beneficial ownership of the foregoing, other than with respect to his pro rata pecuniary interest therein.

4

SCHEDULE 13D

CUSIP No.	79549F108

1	NAMES OF REPORTING PERSONS: The Hambrecht 1980 Revocable Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,908,497

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		13,908,497

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	13,908,497

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	28.11%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	EP
(4) The 1980 Trust owns 2,083,629 shares of Common Stock, 189 shares of Series C Preferred Stock (which is convertible into 3,780,000 shares of Common Stock), 146 shares of Series D-1 Preferred Stock (which is convertible into 1,885,439 shares of Common Stock), 188 shares of Series D-2 Preferred Stock (which is convertible into 2,058,939 shares of Common Stock), 125 shares of Series D-3 Preferred Stock (which is convertible into 1,219,956 shares of Common Stock), 167 shares of Series D-4 Preferred (which is convertible into 2,346,604 shares of Common Stock) and 533,930 warrants to purchase Common Stock.

5

SCHEDULE 13D

CUSIP No.	79549F108

1	NAMES OF REPORTING PERSONS: The Sarah & William Hambrecht Foundation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,819,559

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,819,559

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,819,559(5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	EP
(5) The Foundation owns 640,107 shares of Common Stock, 75 shares of Series A Preferred Stock (which is convertible into 3,019,452 shares of Common Stock) and 108 shares of Series C Preferred Stock (which is convertible into 2,160,000 shares of Common Stock).

6

SCHEDULE 13D

CUSIP No.	79549F108

1	NAMES OF REPORTING PERSONS: HAMCO Capital Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,728,026

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,728,026

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,728,026(6)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.10%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(6) HAMCO owns 415,653 shares of Common Stock, 127 shares of Series C Preferred Stock (which is convertible into 2,540,000 shares of Common Stock), 42 shares of Series D-1 Preferred Stock (which is convertible into 542,386 shares of Common Stock), and 21 shares of Series D-2 Preferred Stock (which is convertible into 229,987 shares of Common Stock).

7

SCHEDULE 13D

CUSIP No.	79549F108

1	NAMES OF REPORTING PERSONS: Ironstone Group, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		18,459,402

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		18,459,402

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	18,459,402(7)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	33.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(7) Ironstone owns 1,599,402 shares of Common Stock and 843 shares of Series C Preferred Stock (which is convertible into 16,860,000 shares of Common Stock).

8

Statement on Schedule 13D
Amendment No. 1
     This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is filed with the Securities and Exchange Commission (“SEC”) by W.R. Hambrecht + Co., LLC (the “LLC”), W.R. Hambrecht + Co., Inc. (“WRH”), William R. Hambrecht (“Mr. Hambrecht”), The Hambrecht 1980 Revocable Trust (“The 1980 Trust”), The Sarah & William Hambrecht Foundation (“The Hambrecht Foundation”), HAMCO Capital Corporation (“HAMCO”), and Ironstone Group, Inc. (“Ironstone”) (collectively “the Hambrecht entities”) with respect to the beneficial ownership by the LLC, WRH, Mr. Hambrecht, The 1980 Trust, The Hambrecht Foundation, HAMCO, and Ironstone of shares of common stock, $.001 par value per share (“Common Stock”), of Salon Media Group, Inc., a Delaware corporation (“Issuer”). This Amendment No. 1 amends the Schedule 13D filed with the SEC by the LLC, WRH and Mr. Hambrecht on February 20, 2004. This Amendment No. 1 is being filed to reflect the following:
(a) LLC’s
(i)	purchase of 50 shares of Series A Preferred Stock on August 9, 2001;

(ii)	purchase of 64 shares of Series C Preferred Stock on June 12, 2003;

(iii)	purchase of 125 shares of Series C Preferred Stock on February 10, 2004;

(iv)	exercise of 150,000 warrants on May 11, 2006; and

(v)	exercise of 400,000 warrants on August 8, 2006.
(b) WRH’s purchase of 125 shares of Series C Preferred Stock, as of September 30, 2005.
(c) Mr. Hambrecht’s purchase of 180,500 shares of Common Stock in August of 2000, through his IRA account, entitled:
IRA FBO William R. Hambrecht
Pershing LLC as Custodian
Rollover Account
(d) The 1980 Trust’s
(i)	purchase of 189 shares of Series C Preferred Stock on February 10, 2004;

(ii)	purchase of 146 shares of Series D-1 Preferred Stock and 282,580 warrants to purchase Common Stock on June 4, 2004;

(iii)	purchase of 188 shares of Series D-2 Preferred Stock and 307,636 warrants to purchase Common Stock on February 2, 2005;

(iv)	exercise of all abovementioned warrants on May 11, 2006;

(v)	exercise of 450,000 additional warrants on May 11, 2006;

(vi)	purchase of 125 shares of Series D-3 Preferred Stock and 181,940 warrants to purchase Common Stock on July 27, 2006; and

(vii)	purchase of 167 shares of Series D-4 Preferred and 351,990 warrants to purchase Common Stock on September 21, 2006.

(e) The Hambrecht Foundation’s
(i)	purchase of 75 shares of Series A Preferred Stock, as of September 30, 2005;

(ii)	purchase of 108 shares of Series C Preferred Stock, as of September 30, 2005;

(iii)	exercise of 40,107 warrants on July 22, 2005; and

(iv)	exercise of 600,000 warrants on May 11, 2006.
(f) HAMCO’s
(i)	purchase of 127 shares of Series C Preferred Stock, as of September 30, 2005;

(ii)	purchase of 42 shares of Series D-1 Preferred Stock and 81,290 warrants to purchase Common Stock, as of June 4, 2004;

(iii)	purchase of 21 shares of Series D-2 Preferred Stock and 34,363 warrants to purchase Common Stock, as of February 2, 2005;

(iv)	exercise of all abovementioned warrants on May 11, 2006; and

(v)	exercise of 300,000 additional warrants on May 11, 2006.
(g) Ironstone’s
(i)	purchase of 843 shares of Series C Preferred Stock and 1,950,000 warrants to purchase Common Stock, between February 11, 2003 and October 30, 2003; and

(ii)	cashless exercise of 1,950,000 warrants on May 11, 2006, resulting in 1,599,402 shares of Common Stock.
     To the extent that any information is provided herein with respect to the Issuer, such information is provided to the knowledge of the Hambrecht entities.
Item 1. Security and Issuer.
     This Amendment No. 1 relates to shares of the Common Stock of the Issuer. The address of the Issuer’s principal executive offices is 101 Spear Street, Suite 203, San Francisco, CA 94105.
Item 2. Identity and Background.
     This Schedule 13D is being filed jointly by the Hambrecht entities.

(a)	(i)	W.R. Hambrecht + Co., LLC

	(ii)	W.R. Hambrecht + Co., Inc.

	(iii)	William R. Hambrecht

	(iv)	The Hambrecht 1980 Revocable Trust

	(v)	The Sarah & William Hambrecht Foundation

	(vi)	HAMCO Capital Corporation

	(vii)	Ironstone Group, Inc.

Schedule I sets forth the following information for each executive officer and director of WRH: name, principal business address, present principal occupation or employment, the name, principal business, and address of any corporation or other organization in which such employment is conducted, and citizenship.
Schedule II sets forth the following information for each executive officer and director of HAMCO: name, principal business address, present principal occupation or employment, the name, principal business, and address of any corporation or other organization in which such employment is conducted, and citizenship.
Schedule III sets forth the following information for each executive officer and director of Ironstone: name, principal business address, present principal occupation or employment, the name, principal business, and address of any corporation or other organization in which such employment is conducted, and citizenship.
(b)
(i)	LLC’s principal address is 539 Bryant Street, Suite 100, San Francisco, CA 94107.

(ii)	WRH’s principal address is 539 Bryant Street, Suite 100, San Francisco, CA 94107.

(iii)	Mr. Hambrecht’s principal business address is 539 Bryant Street, Suite 100, San Francisco, CA 94107.

(iv)	The 1980 Trust’s principal address is 539 Bryant Street, Suite 100, San Francisco, CA 94107.

(v)	The Hambrecht Foundation’s principal address is 539 Bryant Street, Suite 100, San Francisco, CA 94107.

(vi)	HAMCO’s principal address is 539 Bryant Street, Suite 100, San Francisco, CA 94107.

(vii)	Ironstone’s principal address is 539 Bryant Street, Suite 100, San Francisco, CA 94107.
(c)
(i)	LLC is a broker-dealer and investment bank.

(ii)	WRH is the sole member of LLC.

(iii)	Mr. Hambrecht is the President of WRH, which is the sole Manager of the LLC.

(iv)	The 1980 Trust is a family trust.

(v)	The Hambrecht Foundation is an endowment fund.

(vi)	HAMCO is a business investment corporation.

(vii)	Ironstone is a public corporation with no active operations. Since disposing of its historical property and tax services business, Ironstone has invested its assets as it looks for an operating entity with which to combine.

(d)	During the past five years, none of the Hambrecht entities, nor, to the best knowledge of any such parties, any person listed on Schedule I, Schedule II, or Schedule III, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Hambrecht entities, nor, to the best knowledge of any such parties, any person listed on Schedule I, Schedule II, or Schedule III, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	(i)	The LLC is organized under the laws of the State of Delaware.

	(ii)	WRH is organized under the laws of the State of Delaware.

	(iii)	Mr. Hambrecht is a citizen of the United States of America.

	(iv)	The 1980 Trust is organized under the laws of the State of California.

	(v)	The Hambrecht Foundation is organized under the laws of the State of California.

	(vi)	HAMCO is organized under the laws of the State of California.

	(vii)	Ironstone is organized under the laws of the State of Delaware.
Item 3. Source and Amount of Funds or Other Consideration.
The source of the funds for the purchases of securities described in this Amendment No. 1 was working capital paid in cash, none of which was borrowed, for all reporting persons.
Item 4. Purpose of Transaction.
The acquisitions of the securities were made as long-term investments for each of the Hambrecht entities that did purchase them. Warrants were exercised in order to provide more liquidity for the Hambrecht entities that did exercise warrants.
Except as noted below, none of the Hambrecht entities has any present plans or proposals that relate to or would result in or cause:
(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.
          The reporting persons reserve the right to adopt such plans and proposals subject to applicable regulatory requirements, if any; and to transfer securities of the Issuer directly and/or sell securities of the Issuer in the open market.
Item 5. Interest in Securities of the Issuer.
(a)	According to the Issuer’s proxy statement filed with the SEC on November 2, 2006, there were 37,657,962 shares of Common Stock outstanding as of October 30, 2006.
(i)	Mr. Hambrecht has an aggregate beneficial ownership of 49,448,952 shares, representing 61.10% of the Common Stock outstanding as of October 30, 2006. The foregoing includes: (a) 2,083,629 shares of Common Stock held by The 1980 Trust, 11,290,938 shares of Common Stock issuable upon conversion of Preferred Stock held by The 1980 Trust, and 533,930 shares of Common Stock issuable upon exercise of warrants held by The 1980 Trust; (b) 550,000 shares held by the LLC and 3,292,968 shares of Common Stock issuable upon conversion of Preferred Stock held by the LLC; (c) 710,000 shares of Common Stock held by WRH, 2,500,000 shares of Common Stock issuable upon conversion of Preferred Stock held by WRH, and 300,000 shares of Common Stock issuable upon exercise of warrants held by WRH; (d) 640,107 shares of Common Stock held by the Foundation and 5,179,452 shares of Common Stock issuable upon conversion of Preferred Stock held by the Foundation;

(e) 415,653 shares of Common Stock held by HAMCO and 3,312,373 shares of Common Stock issuable upon conversion of Preferred Stock held by HAMCO; (f) 1,599,402 shares of Common Stock held by Ironstone and 16,860,000 shares of Common Stock issuable upon conversion of Preferred Stock held by Ironstone.

(ii)	The LLC has an aggregate beneficial ownership of 3,842,968 shares of Common Stock, representing 9.38% of the Common Stock outstanding as of October 31, 2006. The foregoing includes 3,292,968 shares of Common Stock issuable upon conversion of Preferred Stock held by the LLC.

(iii)	WRH has an aggregate beneficial ownership of 7,352,968 shares of Common Stock, representing 16.81% of the Common Stock outstanding as of October 30, 2006. The foregoing includes (a) 2,500,000 shares of Common Stock issuable upon conversion of Preferred Stock held by WRH and 300,000 shares of Common Stock issuable upon exercise of warrants held by WRH; and (b) 550,000 shares of Common Stock held by the LLC and 3,292,968 shares of Common Stock issuable upon conversion of Preferred Stock held by the LLC.

(iv)	The 1980 Trust has an aggregate beneficial ownership of 13,908,497 shares of Common Stock, representing 28.11% of the Common Stock outstanding as of October 30, 2006. The foregoing includes 11,290,938 shares of Common Stock issuable upon conversion of Preferred Stock held by The 1980 Trust and 533,930 shares of Common Stock issuable upon exercise of warrants held by The 1980 Trust.

(v)	The Foundation has an aggregate beneficial ownership of 5,819,559 shares of Common Stock, representing 13.59% of the Common Stock outstanding as of October 30, 2006. The foregoing includes 5,179,452 shares of Common Stock issuable upon conversion of Preferred Stock held by the Foundation.

(vi)	HAMCO has an aggregate beneficial ownership of 3,728,026 shares of Common Stock, representing 9.10% of the Common Stock outstanding as of October 30, 2006. The foregoing includes 3,312,373 shares of Common Stock issuable upon conversion of Preferred Stock held by HAMCO.

(vii)	Ironstone has an aggregate beneficial ownership of 18,459,402 shares of Common Stock, representing 33.86% of the Common Stock outstanding as of October 30, 2006. The foregoing includes 16,860,000 shares of Common Stock issuable upon conversion of Preferred Stock held by Ironstone.

(b)	Mr. Hambrecht has sole voting power of 180,500 shares of Common Stock, shared voting power of 49,268,452 shares of Common Stock, sole dispositive power of 180,500 shares of Common Stock, and shared dispositive power of 49,268,452 shares of Common Stock.

The LLC has shared voting power and shared dispositive power of 3,842,968 shares of Common Stock.

WRH has shared voting power and shared dispositive power of 7,352,968 shares of Common Stock.

The 1980 Trust shared voting power and shared dispositive power of 13,908,497 shares of Common Stock.

The Foundation has sole voting power and sole dispositive power of 5,819,559 shares of Common Stock.

HAMCO has shared voting power and shared dispositive power of 3,728,968 shares of Common Stock.

Ironstone has shared voting power and shared dispositive power of 18,459,402 shares of Common Stock.

(c)	None of the Hambrecht entities, nor, to the best knowledge of any such parties, any person listed on Schedule I, Schedule II, or Schedule III has effected a transaction with respect to Issuer’s Common Stock during the past sixty days except as follows:
•	On September 21, 2006, the 1980 Trust purchased 167 shares of Series D-4 Preferred and 351,990 warrants to purchase Common Stock.
(d)	Except as set forth in this Amendment No. 1 to Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting persons.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not applicable.
Item 7. Material to be Filed as Exhibits.
     Schedule I: Officers and Directors of W.R. Hambrecht + Co., Inc.

Schedule II: Officers and Directors of HAMCO Capital Corporation
Schedule III: Officers and Directors of Ironstone Group, Inc.
Exhibit A: Joint Filing Agreement

SIGNATURE
     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this Amendment No.1 is filed on behalf of each of us.

November 9, 2006
(Date)

/s/ W.R. Hambrecht + Co., Inc.

By: William R. Hambrecht
Its: President

/s/ W.R. Hambrecht + Co. , LLC

By: William R. Hambrecht
Its: President

/s/ William R. Hambrecht
William R. Hambrecht

/s/ (iii) The Hambrecht 1980 Revocable Trust

By: William R. Hambrecht
Its: Trustor

/s/ The Sarah & William Hambrecht Foundation

By: Anna Schweizer
Its: CFO

/s/ HAMCO Capital Corporation

By: William R. Hambrecht
Its: President

/s/ Ironstone Group, Inc.

By: Robert Hambrecht
Its: CEO

SCHEDULE I
Executive Officers and Directors of W.R. Hambrecht + Co., Inc.

Officers:

William R. Hambrecht	Chairman of the Board, President, and
Co-Chief Executive Officer
Barclay (Clay) Corbus	Co-Chief Executive Officer
Jonathan Fayman	Chief Financial Officer
Harrison S. Clay	General Counsel and Secretary
Directors*:
John Remondi
Managing Director
Fidelity Investments (investment management)
82 Devonshire
Boston, MA 02109-3614
William E. Mayer
Partner
Park Avenue Equity Partners, LP (investment management)
399 Park Avenue, Suite 3204
New York, NY 10022
Ralph Linsalata
Novell (software)
8 Cambridge Center
Cambridge, MA 02142
Clayton M. Christensen
Professor
Morgan Hall T43
Harvard Business School
Boston, MA 02163
William R. Hambrecht
Chairman and Co-Chief Executive Officer
W.R. Hambrecht + Co., Inc.
539 Bryant Street, Suite 100
San Francisco, CA 94107
Barclay (Clay) Corbus
I-1

Co-Chief Executive Officer
W.R. Hambrecht + Co., Inc.
539 Bryant Street, Suite 100
San Francisco, CA 94107
Douglas Atkin
Director
c/o W.R. Hambrecht + Co., Inc.
539 Bryant Street, Suite 100
San Francisco, CA 94107
Mark Hyde
Vice President
American Century Ventures
4500 Main Street
Kansas City, MO 64111
John Fay
Executive Vice President & CFO of Instinet
c/o Instinet
3 Times Square, 10th Floor
New York, N.Y. 10036
Nicholas Donatiello
ePartners limited
c/o Odyssey
550 15th Street, 2nd Floor
San Francisco, CA 94103

*	The business address of each of the directors is also the business address of such director’s employer.
I-2

SCHEDULE II
Executive Officers and Directors of HAMCO Capital Corporation

Officers:

William R. Hambrecht	Chairman of the Board, President, and
Chief Executive Officer
Elizabeth Hambrecht	Chief Financial Officer
Robert Hambrecht	Secretary
Sole Director*:
William R. Hambrecht
Chairman and Chief Executive Officer
W.R. Hambrecht + Co., Inc.
539 Bryant Street, Suite 100
San Francisco, CA 94107
The business address of Mr. Hambrecht is also the business address of his employer.
II-1

SCHEDULE III
Executive Officers and Directors of Ironstone Group, Inc.

Officers:

Robert Hambrecht	Director, Chief Executive Officer and Secretary
Quock Fong	Chief Financial Officer
Directors*:
William R. Hambrecht
Chairman and Chief Executive Officer
W.R. Hambrecht + Co., Inc.
539 Bryant Street, Suite 100
San Francisco, CA 94107
Robert Hambrecht
Managing Director
W.R. Hambrecht + Co., Inc.
539 Bryant Street, Suite 100
San Francisco, CA 94107
Edmund H. Shea, Jr.
Founder of J.F. Shea Co., Inc., now Advisory Member to Montreaux Equity Partners
J.F. Shea Co., Inc. (construction, land development and venture capital investment)
655 Brea Canyon Rd.
Walnut, CA 91789
-or-
Montreaux Equity Partners (life sciences focused venture capital firm)
3000 Sand Hill Road
Building 1, Suite 260
Menlo Park, CA 94025-7073

*	The business address of each of the directors is also the business address of such director’s employer.
I-1

EXHIBIT A
JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)
     The undersigned acknowledge and agree that the foregoing Amendment No. 1 to statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Amendment No. 1 shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Dated: November 9, 2006

/s/ W.R. Hambrecht + Co., Inc.

By: William R. Hambrecht
Its: President

/s/ W.R. Hambrecht + Co. , LLC

By: William R. Hambrecht
Its: President

/s/ William R. Hambrecht
William R. Hambrecht

/s/ (iii) The Hambrecht 1980 Revocable Trust

By: William R. Hambrecht
Its: Trustor

/s/ The Sarah & William Hambrecht Foundation

By: Anna Schweizer
Its: CFO
Exhibit A-1

/s/ HAMCO Capital Corporation

By: William R. Hambrecht
Its: President

/s/ Ironstone Group, Inc.

By: Robert Hambrecht
Its: CEO
Exhibit A-2